4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

Medicure Announces Positive Phase I Results
With New Intravenous Formulation of MC-1

I.V. Formulation To Significantly Increase MC-1's Therapeutic Potential

WINNIPEG, Manitoba - (Sept. 20, 2004) - Medicure Inc. (TSX: MPH / Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce the development of an intravenous (I.V.) formulation of the Company's lead drug MC-1 after successful completion of a Phase I clinical trial to assess its safety and tolerability in healthy volunteers. This new product presentation, which complements the existing oral dosage form, broadens MC-1's use as a cardioprotective agent in the management of cardiovascular emergencies.

MC-1 has demonstrated cardioprotective properties when given orally to patients undergoing high-risk angioplasty. Medicure's proprietary I.V. formulation will now permit cardiovascular patients to receive MC-1 where oral administration is not viable, or the rapid attainment of the target drug levels in the blood is desirable. Hospitalized patients treated for stroke or acute coronary syndrome (ACS) will benefit most from this product line extension.

"The new I.V. formulation complements our oral form of MC-1, and permits the broadest possible range of alternatives to the physician for initiation and maintenance therapy for cardioprotection in patients experiencing acute cardiovascular events," stated Albert D. Friesen Ph.D, Medicure's President & CEO. "This development will benefit a greater number of patients in situations where MC-1 can not be orally administered."

Medicure's recently completed Phase I trial clearly demonstrated the safety and tolerability of MC-1 in an intravenous formulation. As with the oral administration, there was a notable absence of any significant adverse cardiovascular effects, which are a factor in the use of many other cardiovascular products.

"The positive results of this study support the use of this product in Phase II and Phase III clinical studies," Dr. Friesen added. "The I.V. formulation will provide Medicure the opportunity to significantly expand the market potential of MC-1 in treating cardiovascular disease."

About Medicure Inc.

Medicure Inc is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company's lead drug, MC-1, is focused on the treatment of acute coronary syndromes and as an adjunct to cardiovascular intervention such as angioplasty and coronary bypass graft surgery (CABG). Medicure's ongoing Phase II/III MEND-CABG clinical trial is evaluating the cardioprotective and neuroprotective effects of oral MC-1 in patients undergoing high-risk Coronary Artery Bypass Graft (CABG) surgery. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company's second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. The company is currently enrolling patients in the Phase II MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics), which is evaluating the effects of MC-1 alone and in combination with an ACE inhibitor in control of blood pressure, metabolism and other endpoints in diabetic hypertensive patients. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This news release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For additional information, contact:
Don Bain
Director of Investor & Public Relations

Derek Reimer
Chief Financial Officer

Medicure Inc.
Tel. 888-435-2220
Fax 204-488-9823
info@medicureinc.com
www.medicureinc.com